One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann Thomas.Friedmann@dechert.com +1 617 728 7120 Direct

May 17, 2022

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Audax Credit BDC, Inc. (File No. 814-01154) (the “Company”)

Dear Ms. Dubey:

This letter responds to comments you provided to me in a telephonic discussion on April 26, 2022 with respect to your review of that certain Schedule TO of the Company dated April 25, 2022. Summaries of the comment and the Company’s responses thereto, are provided below.

Responses to Comments

1.	Comment:	Regarding the Payment for Shares provision of Exhibit 99(a)(1)(A) (last sentence of paragraph 1, p. 6), delete the statement that the Company intends to make payment within at least 30 days of the expiration of the tender offer and replace it with a statement that the Company intends to make payment “promptly.”

	Response:	The Company amended the Payment for Shares provision to delete the statement that the Company intends to make payment within at least 30 days and stated that the Company intends to make payment promptly in the final materials distributed to shareholders.

May 17, 2022

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	William Bielefeld

Jason Scoffield